ITC^DELTACOM, INC.

7037 Old Madison Pike

Huntsville, Alabama 35806

December 14, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Knight

Re:	ITC^DeltaCom, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-145818
Request for Acceleration of Effective Date

Dear Mr. Knight:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above-referenced registration statement to 2:00 p.m. EST on December 19, 2007, or as soon thereafter as practicable.

In making this request, we acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ITC^DELTACOM, INC.

By:	/s/ J. Thomas Mullis
Name: J. Thomas Mullis Title: Senior Vice President – Legal and Regulatory